**IMA EXPLORATION INC.**



...Street
...couver, B.C. V6C 3N6
...-687-1858 • toll free: 800-901-0058
...aexploration.com • e-mail: info@imaexploration.com

TSX Venture Exchange: IMR
OTC Bulletin Board: IMXPF
Frankfurt & Berlin Exchanges: IMT (WKN 884971)



**NEWS RELEASE – January 21, 2003**

# Drill Program Commences On Las Bayas Gold Property In Patagonia, Argentina

**IMA Exploration Inc.** is pleased to announce that a 2,000 metre Phase I diamond drilling program has begun on the Company's 100% owned Las Bayas property in Patagonia, Argentina. The approximately 20 hole diamond drill program will target four gold bearing low-sulphidation epithermal gold veins that have a combined strike length of over 4 kilometres, with widths up to 22 metres and gold equivalent grades up to 27 grams per tonne (see January 13, 2003, new release). The target veins occur within a 4.5 x 1.5 kilometre area of intense quartz veining where over 15 kilometres of veins have been mapped to date. The surface signatures of the target veins are similar to the geological model of the recently discovered Esquel gold deposit (3.8 million ounces of gold, 6.9 million ounces of silver).

Drill targets during the Phase I program include the Bola vein, 600m in 7 holes, the Voladura Vein, 440m in 4 holes, the Puesto Vein, 350m in 4 holes, and the Laguna Veins, 550m in 4 holes (*see attached drill plan*). At each of these targets, IMA plans to test the vein structure at depths of 50 to 150 metres, where IMA's geologists interpret that the "boiling" or gold-enriched zone should be present. This interpretation fits the well documented geological model for a low-sulphidation epithermal gold vein system, such as Esquel.

The Company is encouraged with the surface results announced to date and feels that its geological and geochemical compilation and interpretation demonstrates compelling evidence for the discovery potential of an economic gold deposit at Las Bayas.

IMA's geological team conducting the drill program has an intimate knowledge of the local geology. The exploration team on Las Bayas includes: Paul Lhotka, Ph.D., P.Geo., who has extensive experience in low sulphidation epithermal gold vein systems; Sergio Kain, B.Sc., who was a member of Brancote PLC's geological team that was credited with the Esquel discovery; and Daniel Bussandri, B.Sc., a local Argentine geologist with substantial experience in the Patagonia region. The drill program will be overseen by Keith Patterson, M.Sc., IMA's Exploration Manager.

IMA is a pioneer and veteran of Argentina's mining exploration industry and is well positioned to take advantage of highly prospective gold projects as they become available. The Company's network of contacts has been developed over the past 10 years, enabling IMA to quickly identify new opportunities and negotiate advantageous terms, especially since the recent devaluation of the Argentine peso.



ON BEHALF OF THE BOARD

"Gerald G. Carlson"

Dr. Gerald G. Carlson, P.Geo., Chairman

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

 **2003 Number 3**



1602000mN
1603000mN
5055000mN
5054000mN
SOUTH AMERICA
PROPERTY
BAYAS TREND
40
MAP AREA
Laguna NW
Laguna Central
Laguna Ne
Bola Vein
Vein
Puesto Vein
Voladura
Road
Road
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
LEGEND
Planned Drill Holes
Veins
Access Trail
Existing Roads
METRES
0
250
500
IMA EXPLORATION INC.
LAS BAYAS PROJECT
PROPOSED DRILL PLAN
JANUARY 17, 2003

IMA EXPLORATION INC.

Suite 709 - 837 West Hastings Street
Terminal City Club Tower, Vancouver, B.C. V6C 3N6
Tel: 604-687-1828 • fax: 604-687-1858 • toll free: 800-901-0058
Internet: www.imaexploration.com • e-mail: info@imaexploration.com

TSX Venture Exchange: IMR
OTC Bulletin Board: IMXPF
Frankfurt & Berlin Exchanges: IMT (WKN 884971)

**NEWS RELEASE – January 13, 2003**

# IMA Prepares to Drill in Patagonia, Argentina

**IMA Exploration Inc.** is pleased to announce that preparations for Phase I drilling its 100%-owned Las Bayas gold project, in the Patagonia region of Southern Argentina, are now underway. Drill sites are being prepared, all required government permits have been received and a detailed 2,000 metre (6,500 feet) diamond drill plan has been established. Drilling is expected to commence before the end of January, at which time a news release will be issued by the Company.

The approximately 20 hole Las Bayas drill program will focus on several highly prospective low-sulphidation epithermal gold veins within a 4.5 x 1.5 kilometre zone of intense quartz veining, at the southern end of the previously announced 10 kilometre long Las Bayas Mineralized Corridor. Over 15 kilometres of quartz veins have been mapped within the Las Bayas gold vein system and four high priority gold bearing veins will be drill tested during the Phase I drill program, including the Bola Vein, Laguna Veins (Northwest, Central and Northeast), Voladura Vein, and the Puesto Vein.

**Highlights From Las Bayas Phase I Surface Program**

| Las Bayas Highlights | Gold Equiv. (g/t*) | Gold (g/t) | Silver (g/t) | Sample Width (m) | Sample # |
|---|---|---|---|---|---|
| **Bola Vein** (Previously announced) | | | | | |
| • 350 meter known strike length | **27.13** | 15.33 | 826.3 | 0.2 | M554 |
| • Up to 4 meters wide on surface | **16.18** | 8.41 | 544.0 | 1.45 | 2441 |
| | **6.22** | 5.64 | 40.7 | 1.6 | 2437 |
| **Laguna Veins (NE, Central and NW)** | | | | | |
| • Combined 1,260 meter known strike length | **3.97** | 1.74 | 156.0 | 0.5 | 2775 |
| • 1.7 to 15 meters wide on surface | **6.56** | 3.73 | 198.0 | 0.45 | 2774 |
| | **4.00** | 1.43 | 180.0 | 0.25 | 2773 |
| | **5.58** | 4.52 | 74.0 | 0.2 | 2784 |
| | **3.85** | 2.05 | 126.0 | 1.45 | 2781 |
| | **6.6** | 6.31 | 20.1 | 0.8 | 2796 |
| **Voladura Vein** | | | | | |
| • 1,400 known strike length | **2.65** | 2.54 | 7.7 | 3.3 | 518 |
| • Up to 22 meters wide on surface | **3.11** | 2.96 | 10.4 | 3.75 | 521 |
| | **1.91** | 1.73 | 12.7 | 0.1 | 524 |
| **Puesto Vein** | | | | | |
| • 1,000 meter known strike length | **1.79** | 1.56 | 16.4 | 1.65 | 2487 |
| • Up to 8 meters wide on surface | **4.31** | 4.20 | 7.6 | 1.25 | 2493 |
| | **2.92** | 2.83 | 6.6 | 1.05 | 2497 |

*grams per tonne (g/t); Gold Equivalent (Au+Ag/70)

The veins targeted for drilling have been identified by IMA's geologists as the upper levels of a low-sulphidation epithermal gold vein system, with surface signatures similar to the geological model of the recently discovered Esquel deposit (3.8 million ounces of gold, 6.9 million ounces of silver) located approximately 150 km to the north. As previously reported, high arsenic (up to 1,146 ppm), antimony (up to 261 ppm) and mercury values (up to 23,700 ppb) combined with mapped and petrographically defined vein textures indicate that the present level of erosion at Las Bayas is above the predicted 'boiling' or bonanza-grade gold zone within the classic Buchanan geological model. This model predicts that the target depth for a high-grade gold discovery would be 50 to 100 metres below the present surface.

Las Bayas is located in Chubut Province of southern Argentina at an elevation between 675 and 800 metres. The project has year round highway access, is four hours drive from an airport, has water available on the property and has labour located nearby in several local towns.

Assays for the Patagonia Phase I surface program have been performed by ALS Chemex, and check assays have been carried out by an independent lab, Alex Stewart Assayers. Dr. Paul Lhotka, P.Geo., is IMA's Qualified Person for Chubut Province, Argentina, in compliance with National Instrument 43-101.

IMA is a pioneer and veteran of Argentina's mining exploration industry and is well positioned to take advantage of highly prospective gold projects as they become available. The Company's network of contacts has been developed over the past 10 years, enabling IMA to quickly identify new opportunities and negotiate advantageous terms, especially since the recent devaluation of the Argentine peso.

ON BEHALF OF THE BOARD

"Gerald G. Carlson"

Dr. Gerald G. Carlson, P.Geo., Chairman

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

EXPLORATION INC.

Suite 709 - 837 West Hastings Street
Terminal City Club Tower, Vancouver, B.C. V6C 3N6
Tel: 604-687-1828 • fax: 604-687-1858 • toll free: 800-901-0058
Internet: www.imaexploration.com • e-mail: info@imaexploration.com

TSX Venture Exchange: IMR
OTC Bulletin Board: IMXPF
Frankfurt & Berlin Exchanges: IMT (WKN 884971)

**NEWS RELEASE – January 10, 2003**

# IMA Commences Exploration at Mogote to Define Drill Targets, San Juan Province, Argentina

**IMA Exploration Inc.** ("IMA") is pleased to announce that a detailed Phase II surface exploration program has begun on its 100% owned Mogote property. The project is located in San Juan Province, Argentina, along the border with Chile, 70 kilometres north of Barrick's large Pascua/Veladero gold discoveries and 30 kilometres east of Metallica's El Morro copper-gold discovery. Previous Phase I surface sampling on Mogote discovered two large high priority mineralized zones, North Ridge and South Ridge, each of which appear to represent a gold-enriched copper porphyry system similar to those in the well-known Maricunga gold belt to the north and the El Indio gold belt to the south.

The Company's four-week Mogote surface exploration program will consist of detailed geological and alteration mapping, soil, silt, rock and talus fine sampling with the objective of developing a geological model to establish drill targets for a Phase I drill program. Property wide exploration will focus on expanding and defining alteration zones and related geochemical anomalies, with particular attention on the previously discovered North and South Ridge targets of the Mogote property.

The North Ridge is the most advanced zone and is a high priority target with a strong quartz, quartz-magnetite-chalcopyrite, magnetite and potassium feldspar veining in microdiorite, with up to 1.46 g/t (grams per tonne) gold and up to 1.4% copper from selected rock chip samples. Out of 47 talus fine samples, 51% have greater than 100 ppb gold, with the highest assay 708 ppb gold and the lowest 20 ppb gold. These anomalous samples fall within a 1,000 meter by 500 meter Au-Cu anomalous zone (>100ppb Au and >500ppm Cu in talus fines) which is coincident with potassically altered and quartz-veined intrusives. Published information suggests that geochemical anomalies of this strength are of the same magnitude as would be expected over a Maricunga-type copper-gold porphyry deposit. Selected rock chip samples from the South Ridge from a zone of mineralization similar to the North Ridge contain up to 0.3% copper and 1.9 g/t gold.

The exploration program will be led by Linus Keating, Ph.D. Assays for the surface program will be performed by ALS Chemex. Lindsay Bottomer, P.Geo., is IMA's Qualified Person for the Mogote property in compliance with National Instrument 43-101.

IMA is a pioneer and veteran of Argentina's mining exploration industry and is well positioned to take advantage of highly prospective gold projects as they become available. The Company's network of contacts has been developed over the past 10 years, enabling IMA to quickly identify new opportunities and negotiate advantageous terms, especially since the recent devaluation of the Argentine peso.

ON BEHALF OF THE BOARD

"Gerald G. Carlson"

Dr. Gerald G. Carlson, P.Geo., Chairman